Exhibit 16.2

We have read the statements made in Item 4.01- Changes in Accountants included in the Form 8-K of NeuroOne Medical Technologies Corporation (formerly Original Source Entertainment, Inc.) dated July 20, 2017 as they relate to our firm, Pritchett, Siler & Hardy, P.C., and agree with those statements made therein. We have no basis to agree or disagree with any other statements made in said Form 8-K and its accompanying exhibits.

/s/ Pritchett, Siler and Hardy, P.C.

July 20, 2017